

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2014

<u>Via E-mail</u>
Paul D. Rutkowski
Chief Financial Officer
and Corporate Secretary
Polonia Bancorp, Inc.
3993 Huntingdon Pike
Huntingdon Valley, PA 19006

      Re: Polonia Bancorp, Inc.
              Item 4.02 Form 8-K
              Filed November 12, 2014
              File No. 001-35739

Dear Mr. Rutkowski:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Amit Pande

                                  Amit Pande
                                  Accounting Branch Chief